AMERICAN HEALTHCHOICE, INC.
7350 Hawk Road
Flower Mound, TX 75022

December 20, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE,
Washington, DC 20549

Re:	American Healthchoice, Inc.
Registration Statement on Form SB-2
File No. 333-137830

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), American Healthchoice, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11:00 a.m., Eastern Time, on Friday, December 22, 2006, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN HEALTHCHOICE, INC.

By:	/s/ Dr. J.W. STUCKI
Name: Dr. J.W. Stucki Title: CEO